SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Joel I. Frank, Esq.

Hartman & Craven LLP

488 Madison Avenue

New York, NY  10022

(212) 753-7500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the followingbox  /__/.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

April 13, 2004

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a)__

                                                                                    (b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 128,220 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 128,220

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,220

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.9 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO

           (1)   Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Gail Binderman

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)__

(b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 128,220 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 128,220

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,220

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.9 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.
SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Alexander

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 128,220 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 128,220

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,220

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.9 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sharon Zoffness

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 128,220 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 128,220

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,220

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.9 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

The Trustees (as defined in the Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on April 22, 2004 and amended on July 22, 2005 and April 17, 2006 (collectively, the ASchedule@) as follows:

This Schedule relates to the Class B common stock, no par value (AClass B Stock@), of Sequa Corporation, a Delaware corporation (the AIssuer@).

AItem 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Each of the April 2004 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 128,220 shares, or 3.9%, of the shares of Class B Stock outstanding as of April 28, 2006.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Each of the April 2004 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 128,220 shares of Class B Stock.  Norman E. Alexander retains the right to dispose of 128,220 shares of Class B Stock in accordance with the terms of the April 2004 Trust.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Other than the exchange of (i) 125,492 shares of Class B Stock for 125,385 shares of the Class A common stock, no par value, of the Issuer (the “Class A Stock”) with  Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005 (the “July 2005 Trust”) on April 27, 2006 and (ii) 27,524 shares of Class B Stock for 27,500 shares of Class A Stock with Courtney Corporation, a Delaware corporation (“Courtney”) on April 27, 2006, there were no transactions in the Class B Stock effected by the April 2004 Trust or the Trustees during the past sixty days.  See Item 6.”

AItem 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On April 27, 2006,  the April 2004 Trust entered into a letter agreement with (i) the July 2005 Trust pursuant to which the April 2004 Trust exchanged 125,492 shares of Class B Stock for 125,385 shares of Class A Stock with the July 2005 Trust and (ii) Courtney pursuant to which the April 2004 Trust exchanged 27,524 shares of Class B Stock for 27,500 shares of Class A Stock with Courtney.”

Item 7.      Material to be Filed as Exhibits.

Exhibit 4.    Letter dated April 27, 2006, from the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” to the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005.”

Exhibit 5.    Letter dated April 27, 2006, from the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” to Courtney Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                Gail Binderman, Mark Alexander and Sharon

                                                Zoffness as Trustees u/i dtd April 13, 2004

                                                By:       /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

                                                            Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                            /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8,  2006

                                                            /s/ Mark Alexander

                                                            -------------------------

                                                            Mark Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                            /s/ Sharon Zoffness

                                                            -------------------------

                                                            Sharon Zoffness